Exhibit 4

WPP

2008 PRELIMINARY RESULTS

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I. Where required, details of how these have been arrived at are shown in the Appendix.

Summary of results

The Board of WPP plc (“WPP”) announces the unaudited preliminary results for the year ended 31 December 2008, the Group’s twenty-third year and which include the results of Taylor Nelson Sofres plc, “TNS” for two months. 2008 was another record year for the Group, on most dimensions, despite the worsening economic climate.

Management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one period to the next. Further, management reviews the Group’s businesses on a ‘proforma’, or ‘like-for-like’ basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods.

Reportable revenue was up 20.9% to £7.477 billion. Revenue, including 100% of associates, is estimated to total over £8.9 billion. On a constant currency basis, revenue was up 9.0%, primarily reflecting the strength of the euro and US dollar against the pound sterling. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 2.7%.

Reported staff costs, excluding incentives (which includes the cost of share-based compensation), were up 22.5%. Incentive payments (including the cost of share-based compensation) totalled £213.8 million (£230.7 million in 2007), down 7.3%. On a reported basis, the Group’s staff cost to revenue ratio improved slightly to 58.2% compared with 58.3% in 2007.

Headline profit before interest and taxation (profit before finance income/ costs, taxation, investment gains and write downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates and costs incurred in 2008 in changing the corporate structure of the Group) was up 20.5% to £1,118 million from £928 million and up 6.4% in constant currencies. Reported profit before interest and tax was up 9.0% to £922 million from £846 million.

Finance income was £169.6 million compared with £139.4 million in 2007. Finance costs (excluding the revaluation of financial instruments) were £319.4 million compared with £250.1 million in 2007. Therefore, net finance costs (excluding the revaluation of financial instruments) were £149.8 million up from £110.7 million last year, largely reflecting higher average net debt as a result of acquisitions, including TNS and higher interest rates.

Reported profit before tax rose by 3.8% to £747 million, reflecting incremental goodwill impairment, amortisation of intangibles and investment write-downs.

The Group’s tax rate on profit before tax was 31.2% (2007: 28.4%).

Diluted earnings per share fell by 1.1% to 37.6p and fell by 18.4% in constant currencies.

The Board recommends a second interim dividend of 10.28p per share, an increase of 12.6% over the final dividend for 2007, which together with the first interim dividend of 5.19p per share, makes a total of 15.47p per share for 2008, a 15.0% increase over 2007. The second interim dividend of 10.28p per ordinary share will be paid on 6 July 2009 to holders of ordinary shares in the Company on 5 June 2009.

Income access share arrangements have been put in place by the Company, the mechanics of which mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2008. Share owners who hold more than 100,000 ordinary shares and who wish to receive their dividend from a United Kingdom source must make an election. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company’s shares to the London Stock Exchange, or (if later) on the first dividend record date after they became share owners in the company, will be automatically deemed to have elected to receive a United Kingdom-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividend will be paid from an Irish source and be taxed accordingly.

Further details of WPP’s financial performance are provided in Appendix I.

As a number of our competitors report in US dollars and inter-currency comparisons are difficult to make, Appendix 2 shows WPP’s preliminary results in reportable US dollars. This shows that US dollar reportable revenues were up 9.7% to $13.6 billion.

Review of operations

2008 was largely a year of two contrasting halves. A strong first half, where organic revenues grew more than 4%, in comparison to 2007’s overall 5% (although second quarter revenue growth wobbled a little), and a weaker second half with slowing organic growth of over 1%, as the impact of the sub-prime and insurance monoline crises, that started towards the end of 2007, was intensified by the collapse, emergency acquisition and restructuring of financial institutions in most parts of the world.

Although the UEFA football championship, the Beijing Olympics and the US Presidential Election had the usual positive maxi-quadrennial effect on client spending, worldwide advertising and marketing expenditures only rose about 2-3% in the year.

Despite the overall slow-down in the industry growth rate, three engines of relative growth remained. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, iconically represented by the BRICs and the Next 11 markets (Bangladesh, Egypt, Indonesia, Iran, Mexico, Nigeria, Pakistan, Philippines, South

Korea, Turkey and Vietnam), continued to grow faster and now represent almost 27% of the Group’s approximately $15 billion pro-forma revenue. As did new media and the application of technology in the form of internet, PC, mobile, video content and social networks, which now account for almost 25% of Group revenues. And finally, as did consumer insight and information, insight and consultancy, which now account for almost 27% of Group revenues, on a proforma basis.

Revenue and operating profit by region

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for 2008 as well as proportions of operating profits:

Region	Revenue as a % of Total Group	Revenue growth % +/(-) 08/07	Operating profit as a % of Total Group	Like-for-Like Revenue growth % +/(-) 08/07 [2]
North America	35.5	4.6	39.9	-0.3
United Kingdom	13.9	7.2	12.2	2.2
Continental Europe	26.7	9.6	25.3	2.3
Asia Pacific, Latin America, Africa & the Middle East [1]	23.9	16.9	22.6	8.4

Total Group	100.0	9.0	100.0	2.7

¹

If Central and Eastern Europe is included with the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East, the proportion of Group revenues represented by these markets rises to 27.0% and Continental Europe falls to 23.6%.

[2]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions.

Asia Pacific, Latin America, Africa and the Middle East continued to be the fastest growing region, with Africa and the Middle East being the fastest growing sub-region. Asia Pacific remained strong across the region, with mainland China up almost 9% and India up 21%, although Japan and Australia were weaker. Continental Europe and the United Kingdom, although suffering from the deterioration in economic conditions, both grew over 2% like-for-like, with Central and Eastern Europe buoying Continental Europe’s overall growth. In 2008, Continental Europe remained two-paced, with Western Continental Europe softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant. This remained the case through the end of the year. Of the big five Western European markets, Spain and Italy were weakest, France and Germany were stable and the United Kingdom was stronger. North America was the weakest region with like-for-like growth almost flat, although revenues in the fourth quarter were stronger than forecast. There were conflicting trends in North America as, on the one hand, smaller businesses may be more rapidly affected by the recession and, on the other hand, FMCG companies may be maintaining their brand investment spending, even in more difficult times.

Revenue and operating profit by communications services sector and brand

The pattern of revenue growth also varied by communications services sector and brand. The table below gives details of revenue and revenue growth by communications services sector for 2008 (on a constant currency basis including the impact of acquisitions) as well as proportions of operating profits:

Communications services	Revenue as a % of Total Group	Revenue growth % +/(-) 08/07	Operating profit as a % of Total Group	Like-for-Like Revenue growth % +/(-) 08/07[1]
Advertising, Media Investment Management	44.4	4.4	52.1	3.6
Information, Insight & Consultancy	17.1	27.8	12.8	3.0

Public Relations & Public Affairs	10.2	6.9	11.4	4.9

Branding & Identity, Healthcare & Specialist Communications	28.3	7.6	23.7	0.3

Total Group	100.0	9.0	100.0	2.7

[1]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions.

Public relations and public affairs was the fastest growing communications services sector on a like-for-like basis. New technologies and new media have, once again, demonstrated the power of editorial publicity through fast-growing new applications such as MySpace, YouTube, Facebook, Flickr and Wikipedia, along with the risks and difficulties of making money on social networking sites through advertising, as even experts like Facebook have found on two occasions. In addition, public relations and public affairs have benefitted from the impact of polling techniques, which have provided a more scientific basis for the industry. Advertising and media investment management also grew above average in 2008 and this communications services sector was strengthened particularly by media investment management, which grew at almost 9%. Information, insight and consultancy continued to show resilience in difficult economic conditions, growing above the average. This part of the industry certainly seems to have a lower ‘beta’, growing less rapidly in the upturn and more steadily in the downturn. Branding and identity, healthcare and specialist communications was the slowest growing segment of our business as the significant growth in direct, digital and interactive services was overpowered by slower growth in healthcare and specialist communications. The specialist communications segment of our business, includes a number of smaller companies, largely in the United States and Western Europe, which have particularly felt the impact of the recent slow-down and recession.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 4.4%. Like-for-like revenue growth was 3.6%.

Information, Insight and Consultancy

On a constant currency basis, information, insight and consultancy revenues grew 27.8%, largely as a result of the acquisition of TNS, with like-for-like revenues up 3.0%. Gross margin grew by 2.9% on a like-for-like basis. Overall reported margins fell by 0.2 margin points to 11.3%.

Strong performances were recorded by Millward Brown - MaPS and Dynamic Logic in the United States, Canada, Millward Brown and Sadek Wynberg in the United Kingdom, Germany, Hungary, Spain, Switzerland, Turkey, Brazil, Mexico, ACSR in China, Firefly

in Thailand, Hong Kong and the Philippines; Research International in the United Kingdom, France, Poland, Kenya, Mexico, Australia, New Zealand, Indonesia, Malaysia and Thailand; IMRB in India; Lightspeed Research in the United Kingdom, the United States and Singapore; Japan Kantar Research; The Futures Company and Kantar HeadlightVision; Cheskin Added Value in the United States, Oracle Added Value in China and Hong Kong; Management Ventures in the United States; BPRI in the United Kingdom; Glendinning in the United States, France, South Africa, Australia and Thailand; Cannondale Associates in the United States; TNS Worldpanel, iTRAM and Custom worldwide.

Public Relations and Public Affairs

Public relations and public affairs continued its strong growth with constant currency revenue up 6.9% and like-for-like growth of 4.9%. Particularly strong were Hill & Knowlton, Burson-Marsteller, Ogilvy Public Relations Worldwide and Clarion in the United Kingdom.

Overall reported margins for this sector remained flat at 16.6%.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications revenues rose by 7.6%. Like-for-like revenues rose marginally. Reported operating margins were down by 1.6 margin points to 12.6%. The Group’s direct, internet and interactive businesses showed particularly strong revenue growth.

Several companies performed particularly well:

•

in branding and identity – Landor in New York, France, Germany, Dubai, Mexico, China and India; The Brand Union in the United Kingdom, Ireland, Spain, Sweden, Dubai, South Africa, China, Hong Kong and Ray + Keshavan in India; Fitch in India, Malaysia and Singapore; VBAT; Lambie-Nairn; The Partners.

•

in healthcare – Sudler & Hennessey - CMD in the United States, France and Germany; ghg - Catalyst Online and Vogel Farina in the United States, Darwin Grey in the United Kingdom and France; CommonHealth in the United States.

•

in promotion and direct marketing – OgilvyOne - in Global Strategies, The Lacek Group, Canada, Neo@Ogilvy in Canada, Ireland, Neo@Ogilvy in the United Kingdom, Neo@Ogilvy in Germany, Neo@Ogilvy in Italy, Neo@Ogilvy in Spain, OgilvyOne in the Czech Republic, Poland, Russia, Argentina, Datasearch in Brazil, Mexico, Neo@Ogilvy in India, Lee and Jang in Korea, OgilvyOne and Redworks in Malaysia, Singapore, Thailand, Logic, Redworks and Neo@Ogilvy in Japan; Ogilvy Activation; Wunderman - in Chicago, Irvine, Seattle, RTC, KBM, Fortelligent and ZAAZ in the United States, Burrows and Wunderman London in the United Kingdom, Haehn & Partners and Fact n Fiction in Germany, Kassius in France, Wunderman and Futurecom in Portugal, Wunderman Belgium, Pan Mail in Greece, Aqua Online in South Africa, Wunderman and Action Line in Argentina, Wunderman and Action Line in Brazil, Chile, Australia, China, Japan, Malaysia, Singapore, Taiwan, Korea; G2 - in Direct & Digital Media in New York, Direct & Digital in Los Angeles and

Chicago, Sales Promotion, Interactive Marketing in the United States, Data Dynamics in the United Kingdom, Denmark, Netherlands, Spain, Sweden, Argentina, Brazil, Colombia, Australia, China, Malaysia, Vietnam and RAMS in India.

•	in specialist communications – The Food Group in the United States, Metro Group, Spafax and The Farm in the United Kingdom.

•	in digital – 24/7 Real Media; Schematic in the United States; BLUE in the United Kingdom, China and Singapore; Quasar in India.

Manufacturing

Revenues and profits at the Group’s manufacturing division were up slightly in 2008, against the recessionary trend.

Balance sheet and cash flow

The unaudited preliminary Group consolidated balance sheet as at 31 December 2008 is attached in Appendix I.

Cash flow strengthened as a result of careful working capital management and cash flow from operations. In 2008, operating profit before goodwill impairment, amortisation of acquired intangible assets and charges for non-cash based incentive plans was £1,131 million, capital expenditure £221 million, depreciation £173 million, tax paid £182 million, interest and similar charges paid £134 million and other net cash inflows of £10 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £777 million. This free cash flow was absorbed by £1,049 million in net acquisition payments and investments, share repurchases and cancellations of £112 million and dividends of £162 million. This resulted in a net outflow of £546 million. An unaudited consolidated cash flow statement is included in Appendix I.

The Group bases its internal cash flow objectives on free cash flow. Free cash flow is a non-GAAP financial measure. Management believes free cash flow is meaningful to investors because it is the measure of our funds available for acquisition-related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below.

	2008	2007
	£m	£m
Cash generated by operations	1,195.0	1,120.6
Plus:
Interest received	133.0	102.6
Investment income	1.8	3.1
Movements in working capital and provisions	109.3	(25.4)
Dividends received from associates	44.6	28.0
Issue of shares	10.6	34.8
Proceeds on disposal of treasury shares	6.9	—
Proceeds on disposal of property, plant and equipment	11.5	8.3
Less:
Interest and similar charges paid	(269.2)	(212.0)
Purchase of property, plant and equipment	(196.8)	(151.1)
Purchase of other intangible assets (including capitalised computer software)	(23.8)	(19.7)
Corporation and overseas tax paid	(182.5)	(151.0)
Dividends paid to minority shareholders in subsidiary undertakings	(63.5)	(38.9)

Free Cash Flow	776.9	699.3

Because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others, though our cash resources could be used to repay the debt concerned, management believes that net debt, also a non-GAAP financial measure, is an appropriate and meaningful measure of the debt levels within the Group. We similarly believe average net debt to be a more accurate reflection of the amount of debt the Group has supporting its activities through the year.

The following table is an analysis of net debt.

	2008	2007
	£m	£m
Cash and short-term deposits	2,572.5	2,040.2
Bank loans and overdrafts due within one year	(1,534.1)	(1,585.9)
Corporate bond and loans due after one year	(4,106.0)	(1,740.0)

Net debt	(3,067.6)	(1,285.7)

Net debt averaged £2.206 billion in 2008, up £614 million from £1.592 billion in 2007 (at 2008 exchange rates). As at 31 December 2008, the Group’s net debt increased to £3.068 billion compared with £1.286 billion at 31 December 2007, reflecting the net acquisition cost of TNS and other smaller acquisitions and earnout payments totalling £1.0 billion, debt acquired on the acquisition of TNS of £578 million, the impact of the weakness in the pound sterling against the Euro and US dollar, which amounted to £449 million, mitigated by lower spending on share repurchases. These net debt figures compare with a current equity market capitalisation of approximately £4.8 billion, giving a total enterprise value of approximately £7.8 billion.

In the first seven weeks of 2009, up until 20 February, the last date for which information is available prior to this announcement, net debt averaged £3.263 billion up £1.441 billion versus £1.822 billion for the same period last year at 2009 exchange rates.

Your Board continues to examine ways of deploying its substantial cash flow of over £1 billion per annum to enhance share owner value. As necessary capital expenditure, spent mainly on information technology and property, is expected to remain approximately equal to the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends and/or share buy-backs.

The cost of the acquisition of TNS was £1.6 billion and was funded principally by debt. The company has previously announced that for two years following this acquisition, the Group’s share buy-back programme will be targeted at 1% per annum and dividend growth at 15% per annum, subject to review by the Board. These actions, together with a reduced level of acquisition spend targeted at £100 million per annum, are expected to generate surplus cash and a reduction in the borrowing levels.

In October 2008, the Company successfully completed the acquisition of TNS, a major information, insight and consultancy group, operating in over 80 countries with almost 17,000 people worldwide. TNS is a market leader in Continental Europe with strong positions in the United Kingdom, Asia and the Middle East and is a major supplier of consumer panel, media intelligence and TV and radio audience measurement data. It is competitively strong in key industries, including automotive, technology, healthcare and retail and packaged goods. The combination of TNS and the other companies within Kantar – the Group’s information, insight and consultancy business, has created the second largest global insight, information and consultancy group and the fourth largest information services company in the world, after Thomson Reuters, Nielsen and Bloomberg. This combination now provides leading positions in Shopper research and marketing, Media (outside of the US), Healthcare, Communications and Innovation. In a recently announced reorganisation, TNS Custom Research has now been merged with Research International and four specialist research units have been formed – Kantar Media, Kantar Healthcare, Kantar Retail and Kantar Worldpanel. Kantar Operations will consolidate back office operations at Kantar and TNS.

TNS performed well in line with its revenue and profit forecast at the time of its acquisition. Our estimates of synergy benefits are being met and in fact being added to. The cost benefits identified will also be realised sooner than originally anticipated and the cost ratios will be in line with our original projections. Integration has gone well so far and the new organisational structure for the combined Kantar and TNS has been implemented as indicated above.

In addition to the acquisition of TNS, the Group continued to make small to medium-sized acquisitions and/or investments in high growth geographical or functional areas. The net initial cost of all acquisitions was £1,049 million in cash, (including £736 million for TNS), and other than TNS was concentrated in advertising and media investment management in the United States, the United Kingdom, Denmark, France, Italy, the Netherlands, Switzerland, Ukraine, the Middle East, Kenya, Argentina, Brazil, Chile, Guatemala, Australia, New Zealand, China, Singapore and Vietnam; in information, insight & consultancy in the United States, the United Kingdom, Spain, Brazil and India; in public relations and public affairs in the United Kingdom, China, Korea and India; in direct, internet and interactive in the United States, the Czech Republic, Denmark, France, Russia, China, India, Japan and Malaysia; and in branding and identity in the Netherlands.

In 2008, 18.8 million ordinary shares, equivalent to 1.6% of the share capital, were purchased at an average price of £5.96 per share and a total cost of £112.2 million, the same figure as announced in the Group’s third quarter trading update. All of these shares were purchased in the market and subsequently cancelled. As the Group was required to withdraw from the buyback market during the TNS bid, which started at the beginning of May, no further shares could have been repurchased until the TNS offer became unconditional on 29 October 2008.

Developments in 2008 and 2009

Including associates, the Group had over 135,000 full-time people in almost 2,400 offices in 107 countries at the year end. It services 345 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 50 of the Nasdaq 100, 33 of the Fortune e-50, and 705 national or multi-national clients in three or more disciplines. 443 clients are served in four disciplines and these clients account for over 58% of Group revenues. The Group also works with over 313 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. The Group continues to be extremely successful in most, if not all, of the integrated marketing competitions that clients are increasingly initiating. These opportunities range from the creation of teams across the Group to the integration of various operating units and to the creation of individually tailored agencies to meet clients’ needs. The Group’s integration record leads its competitors by a considerable distance.

Future prospects

As the first year of the quadrennial cycle, there were to be no mini- or maxi-quadrenial events in 2009, to boost client spending. 2009 was always likely to be a weaker year but the unprecedented current financial crisis has triggered a vicious recession across the globe. Our budgets for 2009, initially indicated flat like-for-like revenue growth, but revenue out-performance in the fourth quarter of 2008 versus forecast and the prudent addition of further budgeted revenue contingencies, resulted in final budget revenues for 2009, being down 2% like-for-like, with relative decreases in costs. GroupM forecasts that global advertising spending (equivalent to approximately 40% of the Group’s revenues) will fall by 4% versus 2% growth in 2008.

The first half is budgeted to be weaker than the annual average, with a relative improvement in the second half, partly due to weaker comparatives in the second half of 2008.

Geographically, there are relatively brighter spots budgeted in Asia Pacific, Latin America and the Middle East, reflecting the continued relative strength of the BIC and Next 11 markets. Central and Eastern Europe, as a whole, remains relatively softer, as Russia is under extreme pressure, exacerbated by the falls in the oil price and the ruble, although we expect Russia to recover quickly, when the oil price does too. The United States and Western Europe remain relatively weaker, with recession biting hardest there and in Southern Europe.

There are similar differences functionally. Media investment management, information, insight and consultancy, public relations and public affairs, healthcare and direct, digital and interactive show relative strength, whilst advertising, branding and identity and specialist communications, remain under the greatest pressure.

Although the economic gloom has heightened recently, with further earnings disappointments, surprise dividend cuts, continued financial restructurings and rights issues, we still believe there will be a recovery of sorts in 2010, partly driven by weak comparatives, as the massive Keynesian fiscal injections, quantitative easings and interest rate reductions take hold. These already approximate to $12 trillion or approximately 20% of worldwide GDP of $64 trillion.

The more interesting question, probably, is how the West, in particular, will emerge from the current crisis and reduce the colossal government deficit needed to fund the early stage of the recovery. There seem to be two possible routes. First, the more prudent and painful – reduce government spending, increase taxes and unemployment and learn to save again. Secondly, inflate our way out of the problem and continue to spend and lend, with significant resultant increases in inflation and long-term interest rates.

Given the politically unpleasant implications of the first route, the second course is more likely. As a result, those countries that are capital rich and have saved - like Brazil, China, India, Japan and eventually, when the oil price rises again, Russia - will benefit even more. And the Group’s strategic focus on the BRICs and Next 11, on the new media and on consumer insight will benefit equally.

We have only preliminary revenue and profit data for January and February 2009 and this does show a difference in the trend of revenues against last year, although operating profits were better than budgeted. The first two months of 2008 were, in any event, relatively strong months for like-for-like revenue growth.

In the long-term, the outlook for the advertising and marketing services industry appears favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence distribution and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of “new-BRICs” such as Vietnam, Pakistan, Indonesia and Bangladesh. Advertising and marketing services expenditure as a proportion of gross national product should eventually resume its growth, although, in these difficult times we are committed to working with our clients to improve the effectiveness and efficiency of their spending.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media and consumer insights.

Incentive plans for 2009 will place increased emphasis on operating margins in conjunction with operating profit growth, although objectives will continue to include improvements in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

The Group remains committed to its six operating objectives – to continue to raise operating margins to the levels of the best-performing competition; to continue to increase flexibility in the cost structure; to improve total share owner return by maximising the return on investment on the Company’s free cash flow; to continue to enhance the parent company and build unique integrated marketing approaches for clients; to continue to place greater emphasis on revenue growth; and, finally to improve still further the quality of our creative output. On the last objective, pleasing progress was made last year as the Group amassed the second largest points tally at the annual advertising and marketing services festival in Cannes (please see our website, www.wpp.com, for detailed calculations).

Small solutions for big problems

For well over a year now, long before the word recession was officially permitted to re-enter the global economic vocabulary, WPP companies, both singly and in collaboration, have been priming themselves to apply their skills and experience to their clients’ new needs.

There are over 150 published papers on the impact of recessions on marketing. Both the parent company itself and its operating companies have filleted these papers – and indeed have added to them. There are no magic solutions and no great surprises. In essence, the way for marketing companies to survive recessions, and even to emerge more strongly from them, is to do what the best of marketing has always done: be obsessed by the ultimate individual user. Not markets, not consumers, not target groups, not plural anything: the individual.

If there is a characteristic that straddles all our companies, it is a fascination with the human mind and how it responds to different stimuli. We have stressed before in this statement the crucial importance of insight: some new understanding that in turn reveals an opportunity.

It will be the driving purpose of our own talented individuals, in all our operating companies of every discipline, to help our clients identify those opportunities – the opportunities that all recessions, when looked at in retrospect, invariably open up – and seize upon them: individual by individual, one-by-one.

These are the people whose talents were sought and valued by our clients in 2008 and to whom our success is due. We thank them for their skills and their resourcefulness. They will be even more valued, by both their clients and by the board of WPP, in the months to come.

Further information:

Sir Martin Sorrell	)
Paul Richardson	)	(+44) 20 7408 2204
Feona McEwan	)

Fran Butera		(+1) 212 632 2235

www.wppinvestor.com

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix I

WPP PLC

Preliminary results for the year ended 31 December 2008

Unaudited preliminary consolidated income statement for the year ended 31 December 2008

	Notes	2008		2007		Constant Currency[1]
		£m		£m		+/(-)%	+/(-)%
Revenue	6	7,476.9		6,185.9		20.9	9.0
Direct costs		(467.5)		(335.5)		(39.3)	(23.2)

Gross profit		7,009.4		5,850.4		19.8	8.2
Operating costs	4	(6,133.4)		(5,045.7)		(21.6)	(10.5)

Operating profit		876.0		804.7		8.9	(6.1)
Share of results of associates	4	46.0		41.4		11.1	(5.5)

Profit before interest and taxation		922.0		846.1		9.0	(6.0)
Finance income	5	169.6		139.4		21.7	14.0
Finance costs	5	(344.8)		(266.1)		(29.6)	(24.9)

Profit before taxation		746.8		719.4		3.8	(13.4)
Taxation	7	(232.9)		(204.3)		(14.0)	5.7

Profit for the year		513.9		515.1		(0.2)	(16.4)

Attributable to:
Equity holders of the parent		439.1		465.9		(5.8)	(22.3)
Minority interests		74.8		49.2		(52.0)	(39.5)

		513.9		515.1		(0.2)	(16.4)

Earnings per share[2]
Basic earnings per ordinary share	9	38.4	p	39.6	p	(3.0)	(20.0)
Diluted earnings per ordinary share	9	37.6	p	38.0	p	(1.1)	(18.4)

[1]	The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.
[2]	The calculations of the Group’s Reported earnings per share are set out in note 9.

WPP PLC

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2008

	Notes	2008	2007
		£m	£m
Net cash inflow from operating activities	10	922.7	891.3
Investing activities
Acquisitions and disposals	10	(1,049.1)	(674.8)
Purchase of property, plant and equipment		(196.8)	(151.1)
Purchase of other intangible assets (incl. capitalised computer software)		(23.8)	(19.7)
Proceeds on disposal of property, plant and equipment		11.5	8.3

Net cash outflow from investing activities		(1,258.2)	(837.3)
Financing activities
Issue of shares		10.6	34.8
Share repurchases and buybacks	10	(105.3)	(415.4)
Net increase in borrowings	10	810.4	498.9
Financing and share issue costs		(19.4)	(8.3)
Equity dividends paid		(161.8)	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings		(63.5)	(38.9)

Net cash inflow/(outflow) financing activities		471.0	(67.8)
Net increase/(decrease) cash and cash equivalents		135.5	(13.8)
Translation differences		120.3	119.2
Cash and cash equivalents at beginning of year		1,062.3	956.9

Cash and cash equivalents at end of year	10	1,318.1	1,062.3

WPP PLC

Unaudited preliminary consolidated statement of recognised income and expense for the year ended 31 December 2008

	Notes	2008	2007
		£m	£m
Profit for the year		513.9	515.1
Exchange adjustments on foreign currency net investments	(i)	1,379.2	68.7
Revaluation of other investments		(51.3)	108.1
Actuarial (loss)/gain on defined benefit pension schemes	(ii)	(82.2)	30.0
Deferred tax on defined benefit pension schemes		0.7	(9.9)
Net income recognised directly in equity		1,246.4	196.9
Total recognised income and expense relating to the year		1,760.3	712.0

Attributable to:
Equity holders of the parent		1,685.5	662.8
Minority interests		74.8	49.2

		1,760.3	712.0

Notes

(i)	Exchange adjustments on foreign currency net investments of £1,379.2 million in the year ended 31 December 2008 (2007: £68.7 million) largely arises from the retranslation at year-end exchange rates of the Group’s opening, non-sterling assets and liabilities.

During 2008 the US Dollar and the Euro strengthened against sterling by over 26% and 23% respectively (see Note 3 – currency conversion). This had a significant impact on the Group’s balance sheet and the amount taken into equity in respect of the retranslation of net assets.

(ii)	The actuarial loss on defined benefit pension schemes of £82.2 million for the year ended 31 December 2008 (2007: gain of £30.0 million) was largely due to a decrease in pension scheme asset values in 2008 and reflects the deterioration in the global economic environment during the year. Approximately £58.0 million or 70% of this actuarial loss arose on the Group’s pension plans in North America.

WPP PLC

Unaudited preliminary consolidated balance sheet as at 31 December 2008

	Notes	2008	2007
		£m	£m
Non-current assets
Intangible assets:
Goodwill	11	9,093.2	6,071.7
Other	12	2,295.8	1,154.6
Property, plant and equipment		690.7	449.6
Interests in associates		714.3	540.1
Other investments		310.9	268.6
Deferred tax assets		65.6	56.0
Trade and other receivables	13	185.2	149.3

		13,355.7	8,689.9

Current assets
Inventory and work in progress		343.9	343.9
Corporate income tax recoverable		53.1	37.2
Trade and other receivables	13	8,138.1	6,140.8
Cash and short-term deposits		2,572.5	2,040.2

		11,107.6	8,562.1

Current liabilities
Trade and other payables	14	(10,407.7)	(8,248.9)
Corporate income tax payable		(87.8)	(70.0)
Bank overdrafts and loans		(1,534.1)	(1,585.9)

		(12,029.6)	(9,904.8)

Net current liabilities		(922.0)	(1,342.7)

Total assets less current liabilities		12,433.7	7,347.2

Non-current liabilities
Bonds and bank loans		(4,106.0)	(1,740.0)
Trade and other payables	15	(553.9)	(460.4)
Corporate income tax payable		(489.0)	(336.2)
Deferred tax liabilities		(917.1)	(464.0)
Provisions for post-employment benefits		(272.0)	(135.0)
Provisions for liabilities and charges		(135.9)	(116.8)

		(6,473.9)	(3,252.4)

Net assets		5,959.8	4,094.8

Equity
Called-up share capital		125.5	119.2
Share premium account		8.6	103.9
Shares to be issued		8.7	5.3
Merger reserve		(5,138.8)	(1,365.9)
Other reserves		1,250.5	(114.9)
Own shares		(189.8)	(255.3)
Retained earnings		9,697.5	5,482.1

Equity share owners’ funds	16	5,762.2	3,974.4
Minority interests		197.6	120.4

Total equity		5,959.8	4,094.8

WPP PLC

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the accounting policies of the Group which were set out on pages 153 to 159 of the 2007 Annual Report and Accounts. No changes have been made to the Group’s accounting policies since this time.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company’s 2008 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the company’s website.

The introduction of a new holding company constitutes a group reconstruction and has been accounted for using merger accounting principles. Therefore, although the group reconstruction did not become effective until November 2008, the financial statements of WPP plc are presented as if WPP plc and WPP Group plc had always been part of the same group. Accordingly, the results of the group for the entire year ended 31 December 2008 are shown in the consolidated income statement and the comparative figures for the year ended 31 December 2007 are also prepared on this basis.

Statutory Information

The financial information for the years ended 31 December 2008 and 2007 does not constitute statutory accounts. In November 2008, pursuant to a Scheme of Arrangement under part 26 of the Companies Act 2006, a new parent company was introduced which is now called WPP plc, a company incorporated in Jersey. The previous parent company has been renamed and re-registered as WPP 2008 Limited.

The financial information for the years ended 31 December 2008 in respect of WPP plc or 2007 in respect of WPP Group plc does not constitute either company’s statutory accounts. The statutory accounts for the year ended 31 December 2007 of WPP Group plc have been delivered to the Registrar of Companies and received an unqualified auditors’ report and did not contain a statement under s237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 December 2008 of WPP plc will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the company’s annual general meeting. The audit report for the year ended 31 December 2008 has yet to be signed.

The announcement of the preliminary results was approved by the board of directors on 5 March 2009.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The 2008 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.8524 to the pound (2007: US$2.0019) and €1.2584 to the pound (2007: €1.4619). The unaudited preliminary consolidated balance sheet as at 31 December 2008 has been prepared using the exchange rates on that day of US$1.4575 to the pound (2007: US$1.9827) and €1.0442 to the pound (2007: €1.3598).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

Operating costs include:

	2008	2007
	£m	£m
Amortisation and impairment of acquired intangible assets	78.4	40.3
Goodwill impairment	84.1	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.5	1.7
Gains on disposal of investments	(3.4)	(3.4)
Investment write-downs	30.5	—
Cost of changes to corporate structure	4.6	—
Share-based incentive plans	62.3	62.4
Other operating costs	5,875.4	4,900.6

	6,133.4	5,045.7

The goodwill impairment charge of £84.1 million (2007: £44.1 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £30.5 million (2007: £nil) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and / or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Operating profit includes credits totalling £23.7 million (2007: £16.8 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2007.

Share of results of associates include:

	2008	2007
	£m	£m
Share of profit before interest and taxation	71.5	65.8
Share of exceptional (losses)/gains	(0.5)	0.8
Share of interest and minority interest	0.5	0.5
Share of taxation	(25.5)	(25.7)

	46.0	41.4

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income and finance costs

Finance income includes:

	2008	2007
	£m	£m
Expected return on pension scheme assets	31.3	28.1
Investment income	9.7	9.2
Interest income	128.6	102.1

	169.6	139.4

Finance costs include:

	2008	2007
	£m	£m
Interest on pension scheme liabilities	38.9	33.8
Interest on other long-term employee benefits	1.6	1.5
Interest payable and similar charges	278.9	214.8

Finance charges (excluding revaluation of financial instruments)	319.4	250.1
Revaluation of financial instruments	25.4	16.0

	344.8	266.1

The following are included in the revaluation of financial instruments shown above:

	2008	2007
	£m	£m
Movements in fair value of treasury instruments	13.9	6.7
Revaluation of put options over minority interests	11.5	9.3

	25.4	16.0

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	2008	2007
	£m	£m
Revenue
Advertising and Media Investment Management	3,329.5	2,871.3
Information, Insight & Consultancy	1,301.8	905.4
Public Relations & Public Affairs	752.3	641.4
Branding & Identity, Healthcare and Specialist Communications	2,093.3	1,767.8

	7,476.9	6,185.9

Reported operating profit
Advertising and Media Investment Management	501.0	384.4
Information, Insight & Consultancy	119.3	99.2
Public Relations & Public Affairs	117.9	101.7
Branding & Identity, Healthcare and Specialist Communications	137.8	219.4

	876.0	804.7

Headline PBIT[1]
Advertising and Media Investment Management	581.3	466.9
Information, Insight & Consultancy	147.6	104.3
Public Relations & Public Affairs	124.9	106.5
Branding & Identity, Healthcare and Specialist Communications	264.4	250.3

	1,118.2	928.0

	%	%
Headline PBIT Margin
Advertising and Media Investment Management	17.5	16.3
Information, Insight & Consultancy	11.3	11.5
Public Relations & Public Affairs	16.6	16.6
Branding & Identity, Healthcare and Specialist Communications	12.6	14.2

	15.0	15.0

[1]	See note 18 for a reconciliation of profit before interest and taxation to headline PBIT.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	2008	2007
	£m	£m
Revenue
United Kingdom	954.2	890.3
North America	2,603.2	2,266.7
Continental Europe	2,127.3	1,657.4
Asia Pacific, Latin America, Africa & Middle East	1,792.2	1,371.5

	7,476.9	6,185.9

Headline PBIT[1]
United Kingdom	124.1	107.1
North America	438.3	391.5
Continental Europe	303.5	223.0
Asia Pacific, Latin America, Africa & Middle East	252.3	206.4

	1,118.2	928.0

	%	%
Headline PBIT Margin
United Kingdom	13.0	12.0
North America	16.8	17.3
Continental Europe	14.3	13.5
Asia Pacific, Latin America, Africa & Middle East	14.1	15.0

	15.0	15.0

[1]	See note 18 for a reconciliation of profit before interest and taxation to headline PBIT.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The Group tax rate on PBT was 31.2% (2007: 28.4%).

The tax charge comprises:

	2008	2007
	£m	£m
Current tax
Current year	217.7	240.4
Prior years	7.0	(52.2)

Total current tax	224.7	188.2

Deferred tax
Charge for the year	20.6	18.9
Net credit relating to brands, intangibles and goodwill	(12.4)	(2.8)

Total deferred tax	8.2	16.1

Tax expense	232.9	204.3

8.	Ordinary dividends

The Board has recommended a second interim dividend of 10.28p (2007: 9.13p) per ordinary share in addition to the interim dividend paid of 5.19p (2007: 4.32p) per ordinary share. This makes a total for the year of 15.47p (2007: 13.45p) per ordinary share, an increase of 15% (2007: 20%).

The second interim dividend is expected to be paid on 6 July 2009 to holders of ordinary shares in the Company on 5 June 2009. Income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2008.

Share owners who hold more than 100,000 shares and who wish to receive their dividend from a UK source must make an election. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company’s shares to the London Stock Exchange or (if later) on the first dividend record date after they became share owners in the Company, will be automatically deemed to have elected to receive a UK-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividend will be paid from an Irish source and will be taxed accordingly.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic Reported EPS is as follows:

	2008	2007	+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£m)	439.1	465.9

Average shares used in Basic EPS calculation (m)	1,143.4	1,176.9

Reported EPS	38.4p	39.6p	(3.0)	(20.0)

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported EPS is set out below:

	2008	2007	+/(-)%	Constant Currency +/(-)%
Diluted Reported earnings (£m)	439.9	466.8

Shares used in diluted EPS calculation (m)	1,169.6	1,227.1

Diluted Reported EPS	37.6p	38.0p	(1.1)	(18.4)

Diluted EPS has been calculated based on the Reported Earnings amounts above. For the years ended 31 December 2008 and 31 December 2007 the $150 million Grey convertible bonds were dilutive and earnings were consequently increased by £0.8 million and £0.9 million respectively for the purpose of this calculation. These bonds were redeemed on 28 October 2008.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2008	2007
	m	m
Average shares used in Basic EPS calculation	1,143.4	1,176.9
Dilutive share options outstanding	2.9	16.6
Other potentially issuable shares	16.0	24.7
$150 million Grey convertible bonds	7.3	8.9

Shares used in Diluted EPS calculation	1,169.6	1,227.1

At 31 December 2008 there were 1,255,343,263 (2007: 1,191,491,263) ordinary shares in issue.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on the unaudited preliminary consolidated cash flow statement for the year ended 31 December 2008.

Net cash inflow from operating activities:

	2008	2007
	£m	£m
Profit for the year	513.9	515.1
Taxation	232.9	204.3
Finance costs	344.8	266.1
Finance income	(169.6)	(139.4)
Share of results of associates	(46.0)	(41.4)

Operating profit	876.0	804.7
Adjustments for:
Non cash share-based incentive plans (including share options)	62.3	62.4
Depreciation of property, plant and equipment	149.6	126.3
Goodwill impairment	84.1	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.5	1.7
Amortisation and impairment of acquired intangible assets	78.4	40.3
Amortisation of other intangible assets	23.4	18.1
Investment write-downs	30.5	—
Gains on disposal of investments	(3.4)	(3.4)
Losses on sale of property, plant and equipment	1.9	1.0

Operating cash flow before movements in working capital and provisions	1,304.3	1,095.2
Movements in working capital and provisions	(109.3)	25.4

Cash generated by operations	1,195.0	1,120.6
Corporation and overseas tax paid	(182.5)	(151.0)
Interest and similar charges paid	(269.2)	(212.0)
Interest received	133.0	102.6
Investment income	1.8	3.1
Dividends received from associates	44.6	28.0

	922.7	891.3

Acquisitions and disposals:

	2008	2007
	£m	£m
Initial cash consideration	(891.9)	(520.4)
Cash and cash equivalents acquired (net)	(6.1)	60.5
Earnout payments	(67.8)	(93.9)
Loan note redemptions	(2.6)	(2.1)
Purchase of other investments (including associates)	(91.7)	(128.0)
Proceeds on disposal of investments	11.0	9.1

	(1,049.1)	(674.8)

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

	2008	2007
	£m	£m
Share cancellations (excluding brokerage fees)	(112.2)	(402.7)
Proceeds on disposal of Treasury shares	6.9	—
Shares purchased into treasury	—	(12.7)

	(105.3)	(415.4)

Net increase in borrowings:

	2008	2007
	£m	£m
Increase in drawings on bank loans	1,273.3	—
Repayment of €650 million 6.0% bonds	(515.1)	—
Repayment of $100 million 6.875% bonds	(50.5)	—
Repayment of $150 million convertible bonds	(96.2)	—
Repayment of TNS debt	(395.7)	—
Proceeds from issue of €750 million 6.625% bonds due May 2016	594.6	—
Repayment of £450 million 2.0% convertible bonds	—	(450.0)
Proceeds from issue of £400 million 6.0% bonds due April 2017	—	400.0
Proceeds from issue of £200 million 6.375% bonds due November 2020	—	200.0
Proceeds from issue of €500 million 5.25% bonds due January 2015	—	348.9

	810.4	498.9

Cash and cash equivalents:

	2008	2007
	£m	£m
Cash at bank and in hand	2,485.9	1,957.4
Short-term bank deposits	86.6	82.8
Overdrafts[1]	(1,254.4)	(977.9)

	1,318.1	1,062.3

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £3,021.5 million (2007: increased by £637.2 million) in the year. This includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by £69.3 million (2007: increased by £79.0 million) in the year.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £376.0 million (2007: £319.0 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. An analysis of movements on deferred and earnout obligations is shown in Note 15.

On 29 October 2008, the Group completed its acquisition of the issued share capital of Taylor Nelson Sofres plc (“TNS”) for total consideration of £1,025.0 million, comprising 80.5 million ordinary shares and £736.3 million in cash (net of cash acquired). At acquisition date TNS had £577.8 million of debt, of which £395.7 million was paid off by WPP in November 2008 out of its own debt facilities. This acquisition resulted in the recognition of approximately £1,133.0 million of goodwill. The post-acquisition contribution of TNS was £269.6 million to revenue and £12.4 million to operating profit. Operating profit is stated after charging £18.5 million of amortisation of acquired intangible assets.

The post-acquisition contribution of other acquisitions completed in the year was £106.7 million to revenue and £17.9 million to operating profit. There were no material acquisitions completed between 31 December 2008 and the date the preliminary financial statements have been approved.

12.	Other intangible assets

The following are included in other intangibles:

	2008	2007
	£m	£m
Brands with an indefinite useful life	1,073.2	798.0
Acquired intangibles	1,161.3	312.2
Other (including capitalised computer software)	61.3	44.4

	2,295.8	1,154.6

13.	Trade and other receivables

Amounts falling due within one year:

	2008	2007
	£m	£m
Trade receivables	5,934.5	4,691.0
VAT and sales taxes recoverable	87.7	86.5
Other debtors	733.3	609.8
Prepayments and accrued income	1,382.6	753.5

	8,138.1	6,140.8

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

13.	Trade and other receivables (continued)

Amounts falling due after more than one year:

	2008	2007
	£m	£m
Other debtors	72.3	83.8
Fair value of derivatives	105.6	62.1
Prepayments and accrued income	7.3	3.4

	185.2	149.3

14.	Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2008	2007
	£m	£m
Trade payables	7,121.0	5,843.6
Deferred income	788.3	600.5
Payments due to vendors	89.8	57.3
Loan notes due to vendors	0.1	2.7
Liabilities in respect of put option agreements with vendors	67.5	45.0
Share repurchases – close period commitments	—	64.8
Other creditors and accruals	2,341.0	1,635.0

	10,407.7	8,248.9

15.	Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2008	2007
	£m	£m
Payments due to vendors	286.2	261.7
Liabilities in respect of put option agreements with vendors	54.6	37.0
Fair value of derivatives	86.2	79.0
Other creditors and accruals	126.9	82.7

	553.9	460.4

The following table sets out the directors’ best estimates of future deferred and earnout related obligations:

	2008	2007
	£m	£m
Within one year	89.8	57.3
Between 1 and 2 years	128.0	62.8
Between 2 and 3 years	97.2	85.4
Between 3 and 4 years	53.4	65.0
Between 4 and 5 years	7.6	48.5
Over 5 years	—	—

	376.0	319.0

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the year:

2008
£m
At the beginning of the year	319.0
Earnouts paid	(67.8)
Revised estimates	(32.2)
New acquisitions	37.2
TNS earnouts	23.0
Foreign exchange impact	96.8

At the end of the year	376.0

The Group does not consider there to be any material contingent liabilities as at 31 December 2008.

16.	Reconciliation of movements in consolidated equity share owners’ funds

	2008	2007
	£m	£m
Profit for the year attributable to equity share owners	439.1	465.9
Ordinary dividends	(161.8)	(138.9)

	277.3	327.0

Ordinary shares issued in respect of acquisitions	270.5	8.0
Other ordinary shares issued	7.9	28.2
Share cancellations	(112.2)	(402.7)
Share repurchases – close period commitments	59.8	(64.8)
Share issue/cancellation costs	(5.6)	(2.8)
Additions of own shares in ESOP Trusts	(3.6)	—
Treasury shares disposals/(additions)	6.9	(12.7)
Non cash share-based incentive plans (including stock options)	62.3	62.4
Tax adjustment of share-based payments	(9.0)	0.9
Actuarial (loss)/gain on defined benefit pension schemes	(82.2)	30.0
Deferred tax on defined benefit pension schemes	0.7	(9.9)
Exchange adjustments on foreign currency net investments	1,379.2	68.7
Revaluation of other investments	(51.3)	108.1
Financial instruments – movements during the year	(16.3)	7.3
Other movements	3.4	(0.2)

Net additions to equity share owners’ funds	1,787.8	147.5
Opening equity share owners’ funds	3,974.4	3,826.9

Closing equity share owners’ funds	5,762.2	3,974.4

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

16.	Reconciliation of movements in consolidated equity share owners’ funds (continued)

Issued share capital – movement in the year

	2008	2007
Number of equity ordinary shares	m	m
At the beginning of the year	1,191.5	1,240.6
Exercise of share options	2.1	7.8
Acquisitions	80.5	0.3
Share cancellations	(18.8)	(57.2)

At the end of the year	1,255.3	1,191.5

17.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

18.	Reconciliation of profit before interest and taxation to Headline PBIT for the year ended 31 December 2008

	2008	2007
	£m	£m
Profit before interest and taxation	922.0	846.1
Amortisation and impairment of acquired intangible assets	78.4	40.3
Goodwill impairment	84.1	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.5	1.7
Gains on disposal of investments	(3.4)	(3.4)
Investment write-downs	30.5	—
Share of exceptional losses/(gains) of associates	0.5	(0.8)
Costs of changes to corporate structure	4.6	—

Headline PBIT	1,118.2	928.0

19.	Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2008, the Group has access to £5.2 billion of committed bank facilities with maturity dates spread over the years 2009 to 2020 as illustrated below.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Going concern and liquidity risk (continued)

			Maturity by year
			2009	2010	2011	2012	2013	2014	2015+
	currency millions	£m	£m	£m	£m	£m	£m	£m	£m
£ bonds £200m (6.375% ’20)	200	200.0							200.0
£ bonds £400m (6% ’17)	400	400.0							400.0
Eurobonds €750m (6.625% ’16)	750	718.3							718.3
Eurobonds €500m (5.25% ’15)	500	478.8							478.8
US bond $650m (5.875% ’14)	650	446.0						446.0
Eurobonds €600m (4.375% ’13)	600	574.6					574.6
Bank revolver $1,600m	1,600	1,097.7				1,097.7
TNS acquisition facilities £1,250m	1,250	1,250.0	200.0	850.0	200.0

Total committed facilities available		5,165.4	200.0	850.0	200.0	1,097.7	574.6	446.0	1,797.1
Drawn down facilities at 31 December 2008		4,091.0	170.0	850.0	200.0	53.3	574.6	446.0	1,797.1

Undrawn committed credit facilities		1,074.4

Drawn down facilities at 31 December 2008		4,091.0
Net cash at 31 December 2008		(1,318.1)
TNS private placement debt		215.7
Other items		79.0

Net debt at 31 December 2008		3,067.6

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing the financial market risks, in particular interest rate and foreign exchange exposures.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2007 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2008.

20.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group at 31 December 2008 and these are summarised below.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 116 and 117 of the published 2007 Annual Report and Accounts.

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Principal risks and uncertainties (continued)

a.	The Group competes for clients in a highly competitive industry, which may reduce market share and decrease profits.

b.	The Group receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

c.	The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

d.	A reduction on client spending and a slowdown in client payments could adversely affect our working capital.

e.	The Group is dependent on its employees and, like all service providers, is vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising and marketing services.

f.	The Group is exposed to the risks of doing business internationally.

g.	Currency exchange rate fluctuations could adversely affect the Group’s consolidated results of operations.

h.	The Group may have difficulty repatriating the earnings of its subsidiaries.

i.	The Group is subject to recessionary economic cycles. The global credit crisis could adversely impact our financial condition and results of operations.

j.	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

k.	The Group may be unsuccessful in integrating any acquired operations with its existing businesses.

l.	Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

m.	The Group may be subject to certain regulations that could restrict the Group’s activities.

n.	Changes in tax laws or their application may adversely affect the Group’s reported results.

o.	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

p.	Civil liabilities or judgments against the Group or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England or in Jersey.

WPP PLC

Preliminary results for the year ended 31 December 2008

in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2008

	Year ended 31 December 2008	Year ended 31 December 2007
	$m	$m	+/(-)%
Revenue	13,598.4	12,395.4	9.7
Direct costs	(827.2)	(672.7)	(23.0)

Gross profit	12,771.2	11,722.7	8.9
Operating costs	(11,195.2)	(10,104.2)	(10.8)

Operating profit	1,576.0	1,618.5	(2.6)
Share of results of associates	83.7	82.9	1.0

Profit before interest and taxation	1,659.7	1,701.4	(2.5)
Finance income	316.9	280.3	13.1
Finance costs	(625.7)	(535.0)	(17.0)

Profit before taxation	1,350.9	1,446.7	(6.6)
Taxation	(416.7)	(409.5)	(1.8)

Profit for the year	934.2	1,037.2	(9.9)

Attributable to:
Equity holders of the parent	803.5	938.2	(14.4)
Minority interests	130.7	99.0	(32.0)

	934.2	1,037.2	(9.9)

Earnings per share[2]
Basic earnings per ordinary share	70.3 ¢	79.7 ¢	(11.8)
Diluted earnings per ordinary share	68.7 ¢	76.6 ¢	(10.3)

[1]

The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.8524 to the pound for the year ended 31 December 2008 (2007: US$2.0019).

[2]	The basis of the calculations of the Group’s earnings per share are set out in note 9 of Appendix 1.

WPP PLC

GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2008 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as operating profit before finance income/costs, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and costs incurred in 2008 in changing the corporate structure of the Group, non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Headline PBIT

Profit before finance income/costs, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and costs incurred in 2008 in changing the corporate structure of the Group.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.